UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of September, 2010

Commission File Number 001-34132

CHINA MASS MEDIA CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100033
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

China Mass Media Announces Share Repurchase Program

BEIJING, CHINA -- (September 30, 2010) -- China Mass Media Corp. (“China Mass Media” or the “Company”) (NYSE: CMM), a leading television advertising company in China, today announced that its board of directors has approved a share repurchase program.

Under the terms of the approved program, China Mass Media may repurchase up to US$6.0 million worth of its issued and outstanding American Depositary Shares (“ADSs”).  Any repurchase will be made from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades, pursuant to a 10b5-1 plan or otherwise in compliance with applicable laws.  The timing and extent of any repurchases will depend upon market conditions, the trading price of ADSs and other factors, and be subject to the restrictions relating to volume, price and timing under applicable laws, including Rule 10b-18 under the United States Securities Exchange Act of 1934, as amended.  China Mass Media expects to implement this share repurchase program over the next 12 months in a manner consistent with market conditions and the interest of the shareholders.  China Mass Media’s board of directors will review the share repurchase program periodically and may authorize adjustments of its terms and size accordingly.  China Mass Media plans to fund repurchases made under this program from available cash balances.

Mr. Shengcheng Wang, Chairman and Chief Executive Officer of China Mass Media, commented, “We are pleased that our Board approved this new share repurchase program as it reflects confidence in the future growth of our business and our ongoing commitment to increase shareholder value.    The company’s healthy balance sheet and strong operating cash flows will allow it to both implement this program, and to invest in other projects in order to achieve future growth and maximize value for our shareholders.”

About China Mass Media Corp.

As a leading television advertising company in China, China Mass Media provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services. The Company currently offers approximately 482 minutes of advertising time slots per day on CCTV Channels 1, 2, 4, E and F. CCTV is the largest television network in China. The Company has produced over 380 advertisements and has won a number of prestigious awards in China and across the world, including the “Gold World Medal” at The New York Festivals® International Television & Film Awards.

http://www.chinammia.com

For further information, contact:

China Mass Media International Advertising Corp.
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com

Christensen Beijing: Tip Fleming, +852 9212 0684 tfleming@ChristensenIR.com	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA CORP.
(Registrant)

Date: September 30, 2010	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer